September 7, 2018

David Lazar
CEO and Chairman
Melt, Inc.
3445 Lawrence Ave.
Oceanside, NY 11572

       Re: Melt, Inc.
           Form 10-12G
           Filed August 13, 2018
           File No. 000-55978

Dear Mr. Lazar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 filed August 13, 2018

General

1. Please note that the registration statement becomes effective automatically 60 days after its initial filing. Following effectiveness, you will then be subject to the reporting requirements of the Exchange Act of 1934.
Item 1. Description of Business
General Background of the Company, page 3

2. We note your risk factor on page 9 that the company's sole officer and director, David
      Lazar, may have conflicts of interests arising from fiduciary duties he owes to his involvement with other similarly situated companies, namely Zhongchai Machinery, Inc.
      and Shentang International, Inc. Please revise this section to:
 David Lazar
FirstName LastNameDavid Lazar
Melt, Inc.
Comapany 7, 2018
September NameMelt, Inc.
September 7, 2018 Page 2
Page 2
FirstName LastName


             discuss Mr. Lazar's experience with transactions involving blank check companies;
             identify all other blank check or shell companies with which Mr. Lazar is currently involved; and
             describe how Mr. Lazar will determine which company may get preference as to any identified business combination opportunities.

         Please also expand your risk factor disclosure in this regard.
3. Please revise to disclose that the company discontinued its operations in 2010.
4. We note your disclosure that the necessary corporate actions were taken to issue 27,000,000 shares of the company's common stock to Mr. Lazar on May 31, 2018.
         However, we note that the company was not appointed a custodian until June 27, 2018.
         Please advise. In addition, please describe the services that Mr. Lazar rendered to the company and explain who requested those services since the company was abandoned at the time. If Mr. Lazar owned any other shares of Melt's common stock prior to the appointment of Custodian Ventures, LLC as custodian, please revise to discuss how and when he obtained those shares.
5. We note your disclosure that notice was given to the officers and directors of Shentang
         International, Inc. regarding the appointment of Custodian Ventures, LLC as custodian of
         Melt, Inc. on June 27, 2018. Please expand your disclosure to explain the role of
         Shentang's officers and directors in the custodianship of Melt. Business Objectives of the Company, page 3

6. Please revise the disclosure in the first paragraph on page 4 to clarify whether or not there is currently a trading market in your shares.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

7. Please revise the beneficial ownership table to specifically name Mr. Lazar as the Director and Officer. Please also revise the table to reflect ownership as of the most recent practicable date. Finally, please ensure that corresponding changes are made to the beneficial ownership amounts referenced throughout the filing, including to the total number of outstanding shares disclosed in footnote 1. Refer to Item 403(b) of Regulation
         S-K for guidance.
Item 5. Directors, Executive Officers, Promoters and Control Persons, page 18

8. Please describe the business experience for the past five years for David Lazar, including disclosure of his principal occupations and employment during the past five years and any other directorships held. Refer to Item 401(e) of Regulation S-K. David Lazar
FirstName LastNameDavid Lazar
Melt, Inc.
Comapany 7, 2018
September NameMelt, Inc.
September 7, 2018 Page 3
Page 3
FirstName LastName
Item 7. Certain Relationships and Related Transactions and Director Independence, page 18

9. We note that you disclose promissory notes issued on July 3, 2018, and then disclose total amounts owed to Mr. Lazar and Custodian Ventures as of June 30, 2018. Please revise your disclosure in this section to include any qualifying transaction since the beginning of your last fiscal year, and provide the balances on the notes.
Item 10. Recent Sales of Unregistered Securities, page 19

10. Please revise to disclose the May 31, 2018 sale of 27,000,000 shares of common stock at par value of $0.001 to Mr. Lazar in this section.
Item 11. Description of Registrant's Securities to be Registered, page 19

11. We note your certificate of incorporation authorizes you to issue up to 100,000,000 shares of common stock. However, we note that you issued 27,000,000 shares of common stock to David Lazar on May 31, 2018, and 78,000,000 shares of common stock to Custodian
         Ventures, LLC on July 3, 2018. We also note that the company had 21,290,000 shares of common stock issued and outstanding as of December 31, 2009 according to your 10-K filed March 24, 2010. Please revise your disclosure here and throughout the filing to reconcile these amounts.
Item 13. Financial Statements and Supplementary Data
Balance Sheets as of June 30, 2018 and December 31, 2017, page 32

12. We note your disclosure on page 3 that you issued 27,000,000 shares of common stock for services valued at $27,000 to your Chief Executive Officer on May 31, 2018; however, it is not clear where this transaction has been reported in your financial statements. Please advise or revise as necessary.
Item 15. Financial Statements and Exhibits, page 39

13. We note that the Notice of Entry of Order, filed as Exhibit 2, requires that Custodian
         Ventures file an amendment to your articles of incorporation. Please revise to file the amended articles as an exhibit to your registration statement. Please also represent to us that Custodian Ventures has complied with each directive enumerated in the Order. If you cannot make such representation, please tell us why.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551- 3872 if you have questions regarding comments on the financial statements and related matters. Please
 David Lazar
Melt, Inc.
September 7, 2018
Page 4

contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Lazar
                                                          Division of
Corporation Finance
Comapany NameMelt, Inc.
                                                          Office of Financial
Services
September 7, 2018 Page 4
cc:       Matthew C. McMurdo, Esq.
FirstName LastName